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                                October 30, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20539
Attention: Michael Clampitt

         Re: Rush Financial Technologies, Inc., now known as Terra Nova Financial Group, Inc. (the "Company")
               Registration Statement on Form SB-2
               Filed July 31, 2006
               File No. 333-136194

Dear Mr. Clampitt:

         We are filing today the revised Form SB-2 for the Company and are responding to each of your comments in your letter dated August 30, 2006 in the Form SB-2 and as discussed below.

         We are also sending courtesy copies of the Form SB-2, marked to show changes from the prior filing. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the marked version.

General
-------

1. Please provide the staff with the following additional information regarding the issuance of the Series E Preferred Stock and the warrants associated therewith;

         o identify the document wherein the conversion rate of the Preferred is disclosed, the conversion rate of the warrants and any adjustment clauses to the conversion rates of either security;

                  The conversion rate of, and provisions relating to adjustment of, the Series E Preferred Stock are set forth in the Certificate of Designations, Rights and Preferences of Series E Convertible Preferred Stock, filed with the Secretary of State of Texas on December 7, 2005. The conversion rate of, and provisions relating to, the warrants, are set forth in the warrants.

United States Securities and Exchange Commission
October 30, 2006
Page 2


         o identify the date the offering began and the date the offering ended and the market price of the common stock on those dates;

                  The offering began on September 22, 2005; the closing price of the stock on that date was $0.20. The offering ended on May 19, 2006, the closing price of the stock on that date was $0.34.

         o        indicate how many purchasers there were;

                  There were 93 accredited and no unaccredited purchasers of the Series E Preferred Stock, as reflected on page 22.

         o identify, by name, who sold the offering, i.e., any officers and directors, any agents, brokers, dealers, etc.;

         o        Choice Securities dba Arabella Securities
                  Zachary Landry, Managing Director, Arabella Securities John Porter, Arabella Securities
                  Matthew Wilkinson, Arabella Securities
                  Scott Hodges, Arabella Securities
                  Michael Enriquez, Arabella Securities

                  Carter Securities
                  John Lipman, Carter Securities

                  Olympus Securities, LLC
                  Jay Barry, Olympus Securities, LLC

                  Terra Nova Trading, L.L.C.
                  Christopher Doubek, President, Terra Nova Trading, L.L.C
                  M. Patricia Kane, Chief Financial Officer, Terra Nova Trading, L.L.C.

                  RushTrade Securities, Inc.
                  D. M. Rusty Moore, Jr., formerly Chief Executive Officer, Rush Financial Technologies, Inc.
                  Randy Rutledge, formerly Chief Financial Officer

         o        file a Form D for the offering;

                  The Form D for the offering was filed with the SEC on June 28, 2006. A copy of the Form D is provided supplementally.

United States Securities and Exchange Commission
October 30, 2006
Page 3


         o whether any adjustment to the conversion rate of either security has occurred from the date of issuance through the most recent practicable date and whether or not there are any limits to the adjustment rates, i.e., any caps or floor on the conversion adjustment rates; and,

                  There have been no adjustments to the conversion rate of either security. No adjustment rate limits are imposed.

2. It appears that the offering of the Series E Preferred is subject to NASD rules 4310 (c) (25) (H) (i) and 4460 (i) (1) which requires shareholder approval before an issuance of stock for less than the greater of book or market value of the stock if the issuance is equal to: other securities convertible into 20% or more of the common stock, or 20% or more of the voting power. In this regard, please advise if there has been any communication between the NASD and the Company regarding this issuance and what position the NASD has as to whether this requires shareholder approval. Provide the staff with any NASD response to this issue and provide a legal analysis from the Company of this matter to the staff.

                  Based on conversation with the Staff, this comment/request has been withdrawn.

3. With regard to the Preliminary Proxy Statement filed by the Company, advise the staff if the Company believes this would meet the requirements of the NASD rules cited in comment 2 above. If so, provide the staff with a legal analysis on that issue.

                  Based on conversation with the Staff, we understand this comment/request has been withdrawn.

4.       Please note the updating requirements of Rule 310(g) of Regulation S-B.

                  Please note that all appropriate tables and analysis have been updated to reflect June 30th, 2006.

5. Please finalize this prospectus by removing such placeholders as "INSERT FILING INFO...", as included on page 30 and "??" as included on page 36.

                  All placeholders have been removed including those on pages 30 and 36, in addition we have reviewed all page number references for accuracy.

Cover Page
----------

6. Please provide the maximum aggregate offering price and the registration fee.

                  The cover page has been revised to state the maximum aggregate offering price and the registration fee.

United States Securities and Exchange Commission
October 30, 2006
Page 4


The Acquisition, page 3
-----------------------

7. Please more accurately describe the funding sources for the Acquisition and the issuance of the Series E Preferred Stock. For example, was the Series E preferred stock issued to the sellers of the assets as partial/full payment? To what compensation are the holders of the Series E preferred stock entitled if the shareholders do not authorize an increase in shares? Please describe the warrants issued in this transaction and their terms.

          Beginning on page 3, we have further described the funding sources for the Acquisition and the securities that were received by the investors. There is compensation equal to 2% per month of the aggregate purchase price of the Series E Preferred Stock owed to the holders of the Series E Preferred Stock in the event the shareholders do not authorize an increase in shares by September 30, 2006. The amendment increasing the authorized stock was approved at the annual meeting of shareholder on September 28, 2006 to ensure that the measure will pass. The warrants issued in this transaction are described on page 3.

The Offering, page 5
--------------------

8. Please clarify that you intend to increase the authorized shares of common stock to 800,000,000 and not the outstanding shares.

                  We have revised the disclosure to clarify that the increase is not to the outstanding shares, but to increase the number of shares authorized.

Selected Financial Information, page 6
--------------------------------------

9. Please update this section to provide the most recent interim period and most recent year end financials. In addition, please clarify that you intended to provide the financials for the year ended December 331, 2005 and not 2006.

                  We have updated this section to include June 30th, 2006 interim period, and as we as corrected the December 31, 2006 to December 31, 2005

Risk Factors, General
---------------------

10. We note that some of your risk factors do not actually convey the risks. For example, your first heading states that your accounting firm has issued a going concern opinion for the company. This is a fact and not a risk. In addition, the body of this risk factor goes into detail on what steps you have taken to avoid this risk. Please revise this and other similar risk factors so that the heading clearly reflects the risk to the investor and the body elaborates on the risk. There are other sections of the prospectus where you can address remedial measures the company has taken.

                  We have revised the risk factors throughout this section to address this comment.

United States Securities and Exchange Commission
October 30, 2006
Page 5


11. In this section and throughout the risk factors, please revise risk factors that contain "we cannot assure you" and similar language. The true risk is not your inability to give assurance, but the situation being described. Please revise to describe the risk in the forepart of each risk factor.

                  We have revised the risk factors throughout this section to address this comment.

12. Please consider including a risk factor that discusses the risk posed by the vendors you have not paid and the payments that are severely past due, as described on page 38.

                  We have added a risk factor discussing this risk on page 13.

Risks Related to the Offering, page 16
--------------------------------------

13. Please disclose what will happen to the Series E Preferred Stock if shareholders do not approve the increase in authorized shares.

                  This is not an applicable risk, as reflected by the answer to comment no. 7.

14. We note your representation that the Series E Preferred Stock will convert into 233,345,000 shares of common stock. However, this conflicts with the disclosure in your selling shareholder table. Please revise or advise.

                  This has been corrected in the risk factor to include the correct total of 233,333,347.

Use of Proceeds, page 21
------------------------

15. Revise to the disclosure the amounts to be received upon the exercise of the warrants and the uses, in priority order, that the Company anticipates upon receipt of such funds.

                  None of the warrant shares is being registered in this offering.

Selling Shareholders, page 21
-----------------------------

16. Please clarify in the first paragraph of this section that the selling shareholders did NOT receive their shares in May 2006, since these shares were not authorized at that time.

                  The following has been added to the disclosure on page 19.

                  "At the September 28, 2006 shareholders meeting the shareholders approved an amendment to increase our authorized common shares to 800,000,000, which amendment was filed on October 16, 2006, resulting in the automatic conversion of the Series E Preferred Stock into common stock."

United States Securities and Exchange Commission
October 30, 2006
Page 6


17. Please disclose whether the private placement in May 2006 included a registration rights agreement. If so, please explain why you are registering only 18,000,000 shares rather than the full 233,333,347 shares issued in this private placement.

                  The following has been added to the disclosure on page 19:

                  "pursuant to a registration rights agreement that permits us to register up to fifty percent of our outstanding common stock" It was believed that we could not register the full number of outstanding common shares until the additional authorized shares were approved by the shareholders, and we were also concerned over recent positions taken by the Division of Corporation Finance regarding the number of shares that could be registered while complying with Rule 415(a)(1). We have therefore added a sentence to the end of the first paragraph under "Selling Shareholders" that reads "We anticipate filing a further registration statement to cover approximately one-half of the shares of common stock now outstanding."

18. In the second paragraph of this section, you have represented that none of the selling shareholders has had any material relationship with the company, its predecessors or affiliates, except as identified in the footnotes to the table. No footnotes identify material relationships, however, you disclosed on page 3 that you used the Series E preferred stock to fund the Acquisition. Please confirm that no former shareholders, officers or directors of your predecessors or affiliates are included in your list of selling shareholders.

                  Footnote 4 has been revised to identify persons who are also officers and directors.

19. We note your disclosure on page 24, however, please disclose in this section whether any of the selling shareholders are broker dealers or the affiliates of broker dealers. If any of the selling shareholders are broker dealers, revise the disclosure to clarify that those selling shareholders are underwriters. For any selling shareholder who is an affiliate of a broker dealer must make the following representations:

         a. they purchased the securities to be resold in the ordinary course of business, and

         b. at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

         If they are not able to make these representations, they must also be identified as underwriters.

                  See footnote 5.

20.      Please revise the table to include several subsections, as follows:

United States Securities and Exchange Commission
October 30, 2006
Page 7


         o First, list all selling shareholders who participated in the Series E offering, and

         o        Then list all other shareholders.

         In this regard, add total at the end of the listing and insure that the total to be sold reconciles with the number of shares disclosed on the cover page of the Prospectus.

         The disclosure has been revised to conform to the Staff's comments. All of the selling shareholders participated in the Series E Preferred Stock offering. The Securities Purchase Agreement precluded the Company from registering any shares other than those included in the offering. We are required to register the underwriter's warrants and those have been included in a separate table.

21. Revise to add footnotes from any selling shareholder listed who is not a natural person and indicate therein the person or persons who have dispositive power.

         Thirty-two footnotes have been added to identify the persons holding voting and dispositive power for each entity.

Plan of Distribution
--------------------

22. Revise the first paragraph to indicate that a post-effective amendment will be filed in the vent anyone other than those listed, e.g., pledgees, assignees, donees, etc. intends to use the Prospectus to sell the shares or if any broker/dealer or other agent in engaged by any selling shareholder to sell the shares other than in an ordinary brokerage transaction. Such post-effective amendment will list any pledge, assignee, donee, etc. and any agent, broker, dealer etc. and disclose the compensation arrangements.

         The disclosure has been revised to conform to the Staff's comment.

Legal Proceedings, page 30
--------------------------

23. We note the disclosure on page 30 regarding the account Terra Nova opened for a resident of Iran, a country identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions and export controls. Please describe for us any other past, current, or anticipated contacts with Iran, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Include in your response information regarding the specific nature of any products and services sold into Iran, and whether products or services were provided to the government of Iran or persons or entities affiliated with the government of Iran. Please also describe any measures you have instituted to prevent violations of U.S. economic sanctions and export controls.

         We have added disclosure on page 30 to address this comment.

United States Securities and Exchange Commission
October 30, 2006
Page 8


24. Please discuss the materiality of the sales and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

         We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.
         - designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business contacts with Iran.

         Please see the response to Comment 23.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

General, page 31
----------------

25. In the last sentence of this section, please clarify that you have no obligation to update forward looking statements after the date of this prospectus.

         The revision has been made to the last sentence of "- General."

Liquidity, page 38
------------------

26. Please clarify the last sentence on this page, as it does not appear to make sense.

         The sentence has been revised.

Pro Forma Financial Information, page 41
----------------------------------------

27. Please provide your analysis as to how you have determined the accounting method described in the last paragraph of this section is appropriate.

         The disclosure has been revised to state:

United States Securities and Exchange Commission
October 30, 2006
Page 9


         "The $35,000,000 of Series E Preferred Stock is convertible into the Company's common stock at the rate of 6,667 shares of common stock for each $1,000 face value of Series E Preferred Stock. The Company calculated the beneficial conversion feature embedded in the Series E Preferred Stock in accordance with EITF 98-5 and EITF 00-27 and determined that the conversion feature has a value of $46,236,641. The conversion into common stock is contingent upon increasing of the number of authorized common shares by the shareholders. As this authorization is probable, the beneficial conversion amount was recorded upon issuance of the Series E Preferred Stock.

         Additionally, five year warrants were issued to purchase 3,333 shares of common stock at $0.30 per share for each $1,000 face value of Series E Preferred Stock. The relative fair value of these warrants was determined to be $15,903,305 using the Black Scholes model with the following assumptions: expected volatility of 88%, no dividend yield, risk free interest rate of 5.19% and an expected life of five years."

Management, page 41
-------------------

28. The staff notes the Form 8-K dated August 4, 2006 that disclosed several changes to the officers of the Company and affiliates. Please make corresponding changes herein, to the signature page as well as to the cover page of the registration statement.

         The document has been updated to reflect the current board and management structure, along with the appropriate changes to the signature page.

Executive Compensation, page 46
-------------------------------

29. Please disclose what part of Mr. Moore's salary was deferred in 2005 and what the terms of this deferral are.

         The disclosure has been revised to state that none of Mr. Moore's salary was deferred in 2005.

Certain Relationships and Related Transactions, page 49
-------------------------------------------------------

30. We note that both of the notes referenced in this section were repaid. Please revise your disclosure to reflect what terms the payee took advantage of, rather than describing the potential terms.

         The disclosure has been revised to reflect the repayment terms.

Principal Shareholders, page 49
-------------------------------

31. Revise the tables presented to disclose the percentage ownership as required by Item 403 of regulation S-B. In this regard, please comply with instructions 4 and 5 to Item 403. For example, the disclosures for Mr. Box should include those shares beneficially owned as disclosed in footnote 14.

United States Securities and Exchange Commission
October 30, 2006
Page 10


         Mr. Box's disclosure has been updated to reflect his beneficial ownership in the shares held by Bonanza Master Fund, Ltd.

Available Information, page 56
------------------------------

32. The SEC moved more than a year ago to the following address: 100 F Street, NE, Washington, DC 20549. Please update our address in both paragraphs of this section.

         The section has been corrected to reflect the current address.

Recent sales of Unregistered Securities, page II-I
--------------------------------------------------

33. Revise to disclose the information required by Item 701 (a) through (d) of regulation S-B. In this regard, the listing should include all securities, including derivative securities such as options, warrants, etc.

         The narrative included the issuance of all warrants. A paragraph has been added to reflect the issuance of the Series E Preferred Stock, along with the warrants associated with that issuance.

Exhibits Index, page II-4
-------------------------

34.      Please file the opinion as to legality with your next amendment.

         The opinion has been filed with the amendment to Form SB-2 under
         Exhibit 5.1.

35. Please represent that there have been no material changes to the documents you are incorporating by reference since they were originally filed with the SEC. For example, please represent that your bylaws and articles of incorporation have not been materially changed since their filing in 1997.

         We have revised the exhibit table to show that we are filing the Amended and Restated Articles of Incorporation and the Company's currently effective Bylaws.

36. Please revise the index to reflect that you have not filed exhibits 31(i); 31(ii); or 32(i) with this registration statement.

         The index has been revised to conform to the Staff's comment.

         In addition, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission
October 30, 2006
Page 11


         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



         Please contact the undersigned with your further questions and comments.

                                                     Sincerely,


                                                     /s/ Ronald L. Brown